

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Vladimir Lyashevskiy
Principal Executive Officer
Royal Bees Company, Inc.
123 W. Nye Lane, Ste. 129
Carson City, NV 89706

> **Re:** **Royal Bees Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 3, 2012**
> **File No. 333-179461**

Dear Mr. Lyashevskiy:

We have reviewed your response dated March 8, 2012 and have the following comments.

General

1. We note your response to our prior comment 34 and reissue in part. Please revise throughout the prospectus your disclosure relating to your "officers and directors," as it appears that you only have one officer and director.

2. Please provide a currently dated consent with your amended filing.

3. Please revise to include parentheses in instances when you refer to your net losses.

Prospectus Cover Page

4. We note that you have decreased the number of shares that you are registering on this registration statement. However, you still state on the cover page that you are offering 5,855,000 shares of common stock by 25 selling shareholders. Please revise to reconcile your disclosure.

Item 3. Prospectus Summary, page 5

5. We note your response to our prior comment 11 and reissue in part. In one of your introductory paragraphs, please disclose your cumulative losses from inception. In addition, revise to disclose the amount of time that your present capital will last at the current burn rate.

6. Please revise the last sentence of the third paragraph to provide balancing disclosure that there is no guarantee that your business will grow.

7. We note that certain financial information presented as "selected financial data" on pages 5 and 6 does not agree with the information presented in your financial statements. Similarly, the net sales and net loss information presented on page 15 of your filing (under "Description of Business") does not agree with your financial statements. Please revise your disclosure as appropriate.

Item 7. Selling Security Holders, page 11

8. We note your response to our prior comment 20 and reissue. We note that you describe who controls Chase Family Trust and World Ventures, LLC. Please revise to disclose the individual or individuals who have "voting and dispositive power" with respect to the shares being offered by these entities.

Management's Discussion and Analysis of Financial Condition, page 20

How long can we satisfy our cash requirements, page 20

9. We note your response to our prior comment 33 and reissue. Please revise this subsection to explain how long you can satisfy your cash requirements given your present capital and burn rate.

Plan of Operation, page 23

10. We note your response to our prior comment 42 and reissue because you have not provided sufficient details about your plan of operations. Please revise significantly to include a plan of operations for the next twelve months. This discussion should include each specific step you intend to take toward this goal, the time involved in your estimation, and describe your intended sources and uses of funds, providing quantified estimates of these amounts for each step so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Executive Compensation, page 25

Table 4.0 Summary Compensation, 26

11. Please revise footnote 2 to your summary compensation plan to reflect the correct amounts of consulting fees paid to Mr. Lyashevskiy.

Financial Statements for Fiscal Year Ended December 31, 2011

General

12. Please revise your financial statements to include the title of each statement (for example, balance sheet, statement of operations). Please also revise the dates on each of your financial statements to state the full date (for example, December 31, 2011) or the period for which financial information has been presented (for example, year ended December 31, 2011). Your interim financial statements should also be revised, as appropriate.

Report of Independent Registered Accounting Firm, page F-2

13. The report of the independent registered public accounting firm that has been included in your filing relates to the audit of your fiscal year 2010 financial statements. Furthermore, the discussion of the audit procedures performed (as noted in the second paragraph of the audit report) continues to suggest that the independent accountant's audit may have been limited to examining evidence supporting the amounts and disclosure presented in the "schedule of accounts receivable." In this regard, please amend your filing to include a report from the independent registered public accounting firm that (A) relates to the appropriate periods and (B) addresses the concerns raised in our prior comment 47. If the audit of your financial statements has been limited to any degree and/or for any reason, your response should include an explanation that addresses such limitation and the reason therefor. Refer to Rules 2-02(a) and 2-02(b) of Regulation S-X for further guidance.

Consolidated Balance Sheets, page F-3

14. We note that the December 31, 2011 balance sheet provided as part of your annual financial statements (on page F-3 of your Form S-1) and the December 31, 2011 balance sheet provided as part of your interim financial statements (on page F-11 of your Form S-1) report differing asset and retained earning balances. Therefore, we re-issue our prior comment 48. Please revise the balance sheets included in your registration statement, as appropriate. In addition, revise your other financial statements and related disclosures, as necessary, so that consistent financial information is presented throughout your entire filing.

15. Per your disclosure in Note 6, it appears that your notes payable are due within one year of your balance sheet date. As such, please reclassify the reported balance to current liabilities. In addition, all disclosures throughout your filing that address your working capital at December 31, 2011 should be revised, as appropriate.

Consolidated Statements of Operations, page F-4

16. Please refer to your response to our prior comment 49. While it appears that depreciation and amortization costs associated with your hives have been classified as costs of goods

sold in your consolidated statement of operations for the interim period ended June 30, 2012, it does not appear that these depreciation and amortization costs were reclassified in your statements of operations for the fiscal years ended December 31, 2011 and December 31, 2012. If true, please revise the aforementioned year-end statements of operations for consistency, as appropriate.

Consolidated Statements of Cash Flows, page F-6

17. Please reclassify the $3,500 of cash inflows attributable to the issuance of additional notes payables to the "financing activities" section of your statement of cash flows. Similarly, reclassify the cash flows attributable to the change in your inventory balance to the "operating activities" section of your statement of cash flows.

Financial Statements for Interim Period Ended June 30, 2012

Footnotes to Financial Statements

18. We note that a significant portion of the 2011 balance sheet information presented in the notes to your interim period financial statements is as of June 30, 2011. However, since the 2011 balance sheet presented in connection with your interim period financial statements should be as of December 31, 2011, we believe that the balance sheet information as of such date should also be included in the footnotes to your financial statements. Please revise your disclosure accordingly.

Note 5. Property and Equipment, page F-17

19. Please revise your disclosure to reflect the appropriate dates for the columns presented in your tabular disclosure of the major classifications of equipment.

Note 6. Notes payable, page F-18

20. Per your disclosure in this footnote, your notes payable are due on December 31, 2012. However, per your disclosure on page 20 of MD&A, your notes payable are due on December 31, 2013. Please reconcile the disclosure in Note 6 and the disclosure in MD&A, as appropriate.

Note 7. Related-Party Transaction, page F-18

21. Based upon your statements of operations for the six months ended June 30, 2012 and June 30, 2011, the amounts disclosed in this footnote as consulting fees and reimbursements paid to your major shareholder appear to reflect your expenses for professional fees. Please revise your disclosure, as appropriate.

<u>Exhibit 5.1</u>

22. Please have counsel revise the legal opinion to reflect that the opinion relates to 1,855,000 shares of common stock, rather than 5,855,000 shares.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
        Cletha A. Walstrand, Esq.